

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

Joel L. Fruendt
President and Chief Executive Officer
SenesTech, Inc.
23460 N. 19th Ave., Suite 110
Phoenix, Arizona 85027

  Re: SenesTech, Inc.
    Registration Statement on Form S-3
    Filed October 6, 2023
    File No. 333-274894

Dear Joel L. Fruendt:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Juan Grana at 202-551-6034 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and Services

cc: Katherine Beck